Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (404) 584-3509

John W. Somerhalder II
President and Chief Executive Officer
AGL Resources Inc.
Ten Peachtree Place NE
Atlanta, GA 30309

> **Re:** **AGL Resources Inc.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 1-14174**

Dear Mr. Somerhalder:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 25

1. Please disclose the grant date fair value for each equity award made during 2006. See the Instruction to Item 402(k)(2)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 29

2. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary and non-equity incentive plan compensation awarded to Mr. Somerhalder were significantly higher than the amounts received by other named executive officers (with the exception of the non-equity incentive plan compensation paid to Mr. Shantz). Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

3. Throughout your compensation discussion and analysis and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006 to each named executive officer. Please provide an analysis of, among other things, any qualitative and individual performance factors used in determining compensation. See Item 402(b)(2)(vii) of Regulation S-K. For example, on page 30, you state that the annual incentive varies "as a direct reflection of individual performance over a twelve-month period." You also indicate on page 32 that you review "internal equity comparisons" to determine pay. Please discuss whether you intend to calculate pay based on a certain multiple of a specified employee's compensation. Please disclose how the committee measures these individual performance and other mentioned factors and how the committee's consideration of these factors resulted in the amount of each compensation element paid to each officer.

4. Please avoid an over-reliance on defined terms when referring to your short- and long-term compensation plans, deferred compensation and retirement plans, particularly throughout the compensation tables.

Determining the Amount of Each Element, page 31

5. To the extent that you engage in benchmarking your performance against the industry peers and the general industry, please identify the components of each group. See Item 402(b)(2)(xiv) of Regulation S-K.

John W. Somerhalder II
AGL Resources Inc.
August 21, 2007
Page 3

Performance cash, page 34

6. You have not provided quantitative disclosure of the earnings growth and dividend yield requirements (also referred to as total shareholder return on page 40) for the performance cash component of long-term incentives or the earnings before taxes requirements for Sequent. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See Instruction 4 to Item 402(b) and Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Summary Compensation Table – Fiscal 2006, page 38

7. Please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management's discussion and analysis. See the Instruction to Item 402(c)(2)(v) of Regulation S-K.

Pension Benefits – Fiscal 2006, page 50

8. Please explain the meaning of RP-2000 mortality with mortality improvements projected for 10 years.

Potential Payments upon Termination or Change in Control, page 52

9. In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation as severance or change-in-control payments.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel